MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

April 7, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:                             Separate Account A of Pacific Life Insurance Company (811-08946)

Responses to Comments to File No. 333-240070

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received on April 5, 2022, in connection with the above referenced 485A filing on Form N-4 (filed on November 23, 2021) to Pacific Advisory Variable Annuity. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

1.              Staff Comment: In the Living Benefits paragraph of the OVERVIEW OF THE CONTRACT SECTION, please add in the age which lifetime withdrawals begin under each guaranteed minimum withdrawal benefit rider.

Response: Following discussion on the Comment, we added general, advisory statement that the guaranteed minimum withdrawal benefit riders provide lifetime withdrawals beginning at an age that is specific to each guaranteed minimum withdrawal benefit. We will also rely on the updated references to rider information added in response to previous comments to direct customers to the relevant information.

2.              Staff Comment: Add “of the Contract Value” after “1.5%” in the fifth bullet for the Return of Investment (ROI) Death Benefit table for Benefits Under the Contract.

Response: We modified the disclosure accordingly.

3.              Staff Comment: Remove duplicate sentence regarding charges associated with living benefit riders from the Investing in Variable Investment Options section on page 18.

Response: Thank you for bringing this to our attention and we removed the duplicate sentence accordingly.

4.              Staff Comment: Update the reference from “portfolio” to “fund” in the first sentence of the Fund Expenses paragraph on page 23.

Response: We made the requested modification.

5.              Staff Comment: In the new Beneficiary of Qualified Contracts paragraph on page 27, briefly explain what the

“assumed investment return” means.

Response: We modified the disclosure as follows (new language underlined):

“For variable payments, the present value is determined using our Annuity Option Table’s implicit assumption of an annual investment return of 4% (the assumed investment return).”

6.              Staff Comment: Please reconcile or distinguish the last sentence of the Amount Available for Withdrawal paragraph with the fourth sentence in this paragraph.

Response: We removed the last sentence of this paragraph in favor of the previous sentence regarding the possibility that a withdrawal may result in adverse consequences to optional death benefit rider benefits, since it is more accurate (for example, a withdrawal to pay advisory fees that is at or below 1.5% of Contract Value annually will not reduce death benefits under a rider).

7.              Staff Comment: Please make all conforming changes to the Initial Summary Prospectus as appropriate.

Response: We confirm that all responsive changes will be made to the Initial Summary Prospectus as applicable.

I believe that the foregoing is responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact me.

Sincerely,

Michael A. Ramirez
Michael A. Ramirez